August 10, 2009

Ms. Linda Crvkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3561
100 F Street N.E.
Washington D.C. 20549

     RE:     Online Vacation Center Holdings Corp.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 27, 2009
                File No. 000-32137

Dear Ms. Crvkel:

This letter responds to your letter to Mr. Edward B. Rudner, Chief Executive Officer of Online Vacation Center Holdings Corp., dated August 3, 2009. For the sake of expediency, we are faxing to you this letter and will file under CORRESP with the Commission later today.

We have reproduced below your numbered comments, followed by our response on behalf of Online Vacation Center Holdings Corp. (the “Company”).

Form 10-K

Statements of Consolidated Stockholders’ Equity, page F-5

1.

We note your response to our prior comment number one that you have determined the convertible note issued in connection with your acquisition of La Fern, Inc. did not provide for a beneficial conversion feature and as a result, goodwill and APIC are overstated by $56,424 in your fiscal 2008 financial statements. Further, we also note that you believe such amounts are not material to your fiscal 2007 and 2006 financial statements and that you propose to revise your fiscal 2007 financial statements (or as of the earliest period presented) to reverse the amounts improperly recorded with respect to the conversion feature of the convertible notes. In this regard, if you revise such amounts contained in your historical financial statements (e.g. fiscal 2007 balance sheet) such financial statement should be marked “restated” and the disclosure required by paragraph 26 of SFAS No. 154 should be provided. Further, we note that you have marked certain amounts in your statement of stockholders’ equity “restated” but footnote disclosures with respect to the restated amounts as required by SFAS No. 154 were not provided for fiscal 2007. Please revise your financial statement presentation and footnote disclosures related to the restated amounts in accordance with SFAS No. 154

Company response:

The Company will revise our financial statement presentation and footnote disclosures related to the restated amounts in accordance with SFAS No. 154. The following paragraph and table will be included in Note 3:

The Company had initially ascribed $67,611 to goodwill and additional paid-in capital representing the value of the conversion feature of the convertible notes (“Notes”) issued in conjunction with the acquisitions of La Fern, Inc and Thoroughbred Travel LLC in 2006. The purchase price of La Fern, Inc. was subject to audit which was completed in the first calendar quarter of 2007. The audit resulted in a reduction of purchase price, the face value of the convertible note and a corresponding reduction of $11,187, in goodwill and additional paid in capital, to the value ascribed to the conversion feature of the Notes in 2007. No value should have been ascribed to the conversion feature of the Notes. As a result, goodwill and additional paid-in capital were overstated by $67,611 as of December 31, 2006 and $56,424 as of December 31, 2007 and December 31, 2008, respectively. There was no impact on the Company’s consolidated statement of operations and related basic and diluted earnings per share for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively. There was no impact to cash used in operating activities, the net increase in cash and equivalents for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively or the balance of cash and equivalents as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively as result of these matters.

Please be advised that since our previous response to your letter of July 6, 2009, contained a December 31, 2008 balance sheet reconciliation, we are not presenting it in this response, however it will appear in our revised Note 3, hereby attached.

The following table reconciles the Company’s December 31, 2007 consolidated balance sheet as previously reported to the restated amounts.

CONSOLIDATED BALANCE SHEET
	December 31, 2007
	As Originally Reported	Adjustments	As Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 1,189,042	$ --	$ 1,189,042
Accounts receivable, net	1,053,556	--	1,053,556
Deposits and prepaid items	738,958	--	738,958
Current assets held for sale	504,088	--	504,088
Total Current Assets	3,487,309	--	3,487,309
Restricted cash	351,243	--	351,243
Property and equipment, net	127,548	--	127,548
Deferred tax asset, net	431,317	--	431,317
Intangible assets, net	988,466	--	988,466
Goodwill	1,754,279	(56,424)	1,697,854
Long lived assets held for sale	1,909,274	--	1,909,274
Total Assets	$ 9,049,436	$ (56,424)	$ 8,993,012

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 980,078	$ --	$ 980,078
Deferred revenue	2,384,720	--	2,384,720
Notes payable and capital lease obligations, current portion	427,686	--	427,686
Current liabilities held for sale	542,682	--	542,682
Total Current Liabilities	4,335,166	--	4,335,166
Notes payable and capital lease obligations	182,074	--	182,074
Non current liabilities available for sale	302,176	--	302,176
TOTAL LIABILITIES	4,819,416	--	4,819,416

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,849	--	1,849
Additional paid-in capital	5,628,318	(56,424)	5,571,894
Accumulated deficit	(1,400,147)	--	(1,400,147)
TOTAL STOCKHOLDERS’ EQUITY	4,230,020	(56,424)	4,173,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,049,436	$ (56,424)	$ 8,993,012

The following table reconciles the Company’s December 31, 2006 consolidated stockholders’ equity as previously reported to the restated amounts.

CONSOLIDATED STOCKHOLDERS’ EQUITY
	December 31, 2006
	As Originally Reported	Adjustments	As Restated
Stockholder’s equity
Preferred stock	$ --	$ --	$ --
Common stock	1,826	--	1,826
Additional paid-in capital	5,099,059	(67,611)	5,031,348
Accumulated deficit	(1,357,527)	--	(1,357,527)
Total stockholders’ equity	$ 3,743,358	$ (67,611)	$ 3,675,747

Note 3 – Disposition of Phoenix International Publishing LLC

We note your proposed presentation and related disclosures with respect to the restatement of the disposition of Phoenix contained in your draft amended Forms 10-K for the fiscal year ended December 31, 2008 and 10-Q for the quarter ended March 31, 2009 and have the following comments.

2.

We note your disclosures contained throughout your Forms 10-K and Form 10-Q regarding the restatement related to the disposition of Phoenix but do not consider your disclosures adequate in describing the reasons of the restatement. Simply stating that the change is being made “so that the methodology utilized in determining the value of the Company’s common stock at disposition was consistent with the methodology utilized at the time of Phoenix’s acquisition accounting treatment for the disposition of Phoenix by the Company “ is (sic)not sufficient. We believe in order to provide readers of your financial statements with the proper context in understanding the reason for restatement, you should discuss in greater detail the nature of and reasons for management’s change in the accounting treatment for disposition of Phoenix. More specifically, your revised disclosure should include, but not limited to a discussion of how the disposition of Phoenix was being accounted for prior to restatement, how the disposition of Phoenix is being accounted for under the revised methodology; and the reason(s) for the correction including why the methodology is more appropriate. Further, such disclosures should clearly indicate that management is restating the Company’s financial statements of as a result of concluding that its previous methodology was wrong or inappropriate. Please revise your notes to the financial statements (i.e. Note 3) and disclosure contained elsewhere in the filing accordingly.

Company’s response:

The company will revise our notes to the financial statements (i.e. Note 3) and disclosure contained elsewhere in the filing to indicate that management is restating the Company’s financial statements as a result of concluding that its previous methodology was wrong or inappropriate.

The second paragraph of the explanatory note in the amended 10-K filing will be changed as follows:

The purpose of this Amendment No. 2 on Form 10-K/A (“Form 10-K/A”) is to restate our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original 10-K. Management and the Audit Committee of our Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a  comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes.

The restatement paragraph in Part II, Item 7 of the amended 10-K filing will be changed as follows:

Restatement

The purpose of this Amendment No. 2 on Form 10-K/A (“Form 10-K/A”) is to restate our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original 10-K. Management and the Audit Committee of our Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes. See Note 3, Restatement and Revisions contained in Note 8 – Financial Statements for further information relating to the Restatement. These changes have been incorporated into Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

Paragraph 4 in Management’s Report on Internal Control Over Financial Reporting in the amended 10-K filing will be deleted and paragraph 2 of Item 9A will changed as follows:

Based upon the required evaluation and in consideration of the Restatement described herein, our Chief Executive Officer and Principal Financial Officer concluded as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission ("SEC") and is accumulated and communicated to management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The first paragraph of Note 3 of the amended 10-K filing will be changed as follows:

Management and the Audit Committee of its Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission (“SEC”) regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Management and the Audit Committee its our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

The following paragraph will be added to Note 3 of the amended 10-K filing:

The Phoenix error was the result of a lack of consistency of methodology in determining the fair value of the shares of common stock of the Company received in consideration for the disposition of Phoenix with the methodology utilized in determining the fair value of the shares of common stock of the Company issued when Phoenix was acquired. The Company had determined the fair value of the Phoenix net assets acquired in August 2006 based on the market (fair) value of a share of the Company’s common stock, $1.125, for each of the 1,450,000 shares of common stock issued in connection with the acquisition. This was calculated by using the then trading price of the Company’s common shares of $1.50, discounted by 25% due to restrictions on their transfer and limited marketability. Upon the disposition of Phoenix in March 2008, the Company computed its loss on disposition of $58,382 based on the difference of the value of the 1,250,000 shares of the Company’s common stock received based on the value per share at time of acquisition, $1.125, and the fair value of the net assets of Phoenix at the time of disposition. As discussed in our original 10-K, at that time, the Company believed that it could not determine fair value of either the asset transferred (Phoenix) or the asset received (shares of the Company’s common stock), and therefore recorded cost was used to record the sale. The Company’s management and the Audit Committee of the Board of Directors with consideration to a comment letter received from the SEC has now determined that the use of the market value of the Company’s shares of common stock at the time of acquisition to compute the loss upon disposition of Phoenix was inappropriate. The computation should have been based on the market (fair) value per share at the time of disposition in March 2008, $0.58, a Level 1 input within the fair value hierarchy in accordance with Statement of

Financial Accounting Standards No. 157- Fair Value Measurements, of the 1,250,000 shares of the Company’s common stock received resulting in a loss of $739,632. For tax purposes, the transaction was treated as split-off with no resulting tax consequences.

The second paragraph of the explanatory note in the amended 10-Q filing will be changed as follows:

The purpose of this Form 10-Q/A is to restate our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original Form 10-Q. Management and the Audit Committee of our Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes.

The first paragraph of Note 2 of the amended 10-Q filing will be changed as follows:

Management and the Audit Committee of its Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Management and the Audit Committee its our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

The following paragraph will be added to Note 2 of the amended 10-Q filing:

The Phoenix error was the result of a lack of consistency of methodology in determining the fair value of the shares of common stock of the Company received in consideration for the disposition of Phoenix with the methodology utilized in determining the fair value of the shares of common stock of the Company issued when Phoenix was acquired. The Company had determined the fair value of the Phoenix net assets acquired in August 2006 based on the market (fair) value of a share of the Company’s common stock, $1.125, for each of the 1,450,000 shares of common stock issued in connection with the acquisition. This was calculated by using the then trading price of the Company’s common shares of $1.50, discounted by 25% due to restrictions on their transfer and limited marketability. Upon the disposition of Phoenix in March 2008, the Company computed its loss on disposition of $58,382 based on the difference of the value of the 1,250,000 shares of the Company’s common stock received based on the value per share at time of acquisition, $1.125, and the fair value of the net assets of Phoenix at the time of disposition. As discussed in our original 10-K, at that time, the Company believed that it could not determine fair value of either the asset transferred (Phoenix) or the asset received (shares of the Company’s common stock), and therefore recorded cost was used to record the sale. The Company’s management and the Audit Committee of the Board of Directors with consideration to a comment letter received from the SEC has now determined that the use of the market value of the Company’s shares of common stock at the time of acquisition to compute the loss upon disposition of Phoenix was inappropriate. The computation should have been based on the market (fair) value per share at the time of disposition in March 2008, $0.58, a Level 1 input within the fair value hierarchy in accordance with Statement of Financial Accounting Standards No. 157- Fair Value Measurements, of the 1,250,000 shares of the Company’s common stock received resulting in a loss of $739,632. For tax purposes, the transaction was treated as split-off with no resulting tax consequences.

The restatement paragraph in Item 2 of the amended 10-Q filing will be changed as follows:

Restatement

The purpose of this Form 10-Q/A is to restate (“Restatement”) our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original 10-Q. Management and the Audit Committee of our Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes. Please see Note 2, Restatement and Revisions to our financial statements for the quarter ended March 31, 2009 contained in Item 1 of Part 1 of this 10-Q/A and Note 3, Restatement and Revisions to our audited consolidated financial statements for fiscal 2008 for further information relating to the

 Restatement. These changes have been incorporated into Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

Paragraph 3 in Item 4(T) in the amended 10-Q filing will be deleted and paragraph 1 will be changed as follows:

As of March 31, 2009 under the supervision of and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report (the “Evaluation Date”). Based upon the evaluation and in consideration of the Restatement described herein, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

3.

Also, please file the Form 8-K reporting the planned restatement of the Company’s financial statements for the year ended December 31, 2008 and for the quarterly period ended March 31, 2009 as soon as possible as required by Item 4.02 of Form 8-K.

Company’s response

Form 8-K reporting the planned restatement of the Company’s financial statements for the year ended December 31, 2008 and for the quarterly period ended March 31, 2009 will be filed promptly.

4.

Reference is made to your independent auditors report on page F-2 of your Form 10-K. In accordance with paragraph 12 of AU Section 420, a change from an accounting principle that is generally not accepted to one that is generally accepted, including the correction of a mistake in the application of a principle is a correction of an error and requires recognition in the auditor’s report through the addition of an explanatory paragraph. Please have you independent auditor’s revise their report accordingly.

Company’s response

In response to your comment and based on consultations with our independent auditor, the following paragraph will be added between the scope and opinion paragraphs of their report:

“As discussed in Note 3, the accompanying consolidated financial statements have been restated. The restatement related to corrections in the accounting for the disposition of Phoenix International Publishing LLC.”

5.

Reference is made to Note 4 on page F-16. Please revise your disclosure to clearly describe how the disposition of Phoenix was valued and the reasons why management believes the valuation used in the transaction is appropriate. Your revised disclosure should explain how the valuation of the 1,250,000 share of your common stock was determined.

Company’s response

In response to your comment and with consideration to our response to your comment No. 2, we propose the following revised Note 4:

NOTE 4 – DISPOSITION OF PHOENIX INTERNATIONAL PUBLISHING LLC

In November 2007, the Company’s Board of Directors granted the Company the authority to sell Phoenix International Publishing LLC (“Phoenix”), a publisher of consumer magazines and guides about travel to the U.S. and Canada. On March 31, 2008, the Company completed the sale of Phoenix to Simon Todd (“Mr. Todd”), pursuant to the terms of an acquisition agreement (“Acquisition Agreement”), dated March 31, 2008, by and among the Company, Phoenix, and Mr. Todd. Pursuant to the Acquisition Agreement, the Company received 1,250,000 shares of the Company’s common stock from Mr. Todd at closing. The Acquisition Agreement provides for, among other matters, contingent consideration from Mr. Todd in the event that certain thresholds of profitability, as defined, are attained within three years from the date of disposition or sale of Phoenix by Mr. Todd to a third party for an amount in excess of a defined amount for a period of three years from March 31, 2008. The amount of contingent consideration, if any, can not be determined as the likelihood of such future events giving rise to such contingent consideration can not be ascertained nor the effects estimated. Upon execution of the Acquisition Agreement, Mr. Todd resigned as Vice President of the Company. Prior to the acquisition of Phoenix by the Company, Mr. Todd was the owner, sole member, and President of Phoenix. The Company acquired Phoenix from Mr. Todd on August 31, 2006 for 1,450,000 shares of the Company’s common stock.

The Company valued the 1,250,000 shares of the Company’s common stock based on the market (fair) value, $0.58, at the time of the transaction, a Level 1 input within the fair value hierarchy in accordance with Statement of Financial Accounting Standards No. 157- Fair Value Measurements and recorded a loss upon disposition of Phoenix, based upon the fair value of the net assets of Phoenix of $1,461,932, of $739,632.

For tax purposes, the transaction was treated as split-off with no resulting tax consequences. The Company retired the 1,250,000 shares of its common stock received as of March 31, 2008.

The results of operations and cash flows of Phoenix have been removed from the results of continuing operations and have been accounted for as discontinued operations.

	For the three months ended March 31, 2008	For the year ended December 31, 2007
	(Restated)
Revenues	$ 107,569	$1,681,083
Loss before income taxes	$ 98,503	$ 227,242
Loss on sale of Phoenix	739,632	--
Income tax benefit	37,611	79,383
Loss from discontinued operations	$ 800,524	$ 147,859

The assets and liabilities of discontinued business have been reclassified and are segregated in the consolidated balance sheet of December 31, 2007 as summarized as follows:

December 31, 2007
Accounts receivable	$ 501,992
Deposits and prepaid items	2,096
Total current assets held for sale	$ 504,088

Intangible assets, net	$ 783,244
Goodwill	1,126,030
Total long lived assets held for sale	$ 1,909,274

Accounts payable and accrued liabilities	$ 359,182
Deferred revenue	183,500
Total current liabilities available for sale	$ 542,682

Non current deferred income taxes payable	$ 302,176
Non current liabilities available for sale	$ 302,176

In conjunction with the Acquisition Agreement, Phoenix is obligated to pay its pre-disposition intercompany debt balance to the Company of $100,000 in forty consecutive monthly payments of $2,500 commencing on October 1, 2008. The series of forty monthly payments of $2,500 has been discounted, using the Company’s estimated incremental borrowing rate of 6.5% and the aggregate related unamortized net imputed interest of $8,885 has been offset against the face value of the receivable and a corresponding interest expense recorded. The current portion of this receivable from Phoenix, $25,310, has been classified as deposits and prepaid items and the remaining balance of $58,306 as other assets as of December 31, 2008.

6.

Reference is made to Item 9A of your Form 10-K with respect to your disclosure of controls and procedures. Please tell us what, if any, consideration management has given to whether the disclosures provided under Item 307 of Regulation S-K in your Form 10-K need to be modified , supplemented or corrected in order to explain whether management’s previously discussed conclusions regarding the effectiveness of DCP continue to be appropriate in light of the restated financial statements. If management believes its original disclosures are appropriate and that the inclusion of other material information to prevent the original disclosures from being misleading is not necessary, please explain why.

Company’s response

While we readily concede that in accordance with PCOAB’s AS2, a restatement of previously issued financial statements to reflect the correction of a misstatement can be regarded as a significant deficiency and a strong indicator of a material weakness in internal control over financial reporting exists, management believes that the nature of the transaction, e.g. the disposition of a subsidiary held for a relatively short period of time, is an isolated instance and infrequent in occurrence as the Company is not engaged on an ongoing basis of buying and selling businesses. Furthermore management believes that it conducted its evaluation in accordance with the interpretive guidance issued by the Commission in Release No. 34-55929 and initially reached a reasonable conclusion about its disclosure controls and procedures and its internal controls over financial reporting and that its original disclosures are appropriate.

7.

Similarly, with respect to management’s report on internal control over financial reporting, please tell us what considerations management has given to whether its original disclosures in its report on ICFR continue to be appropriate in light of restatement. If management believes its original disclosures are appropriate and that the inclusion of other material information to prevent the original disclosures from being misleading is not necessary, please explain why.

Company’s response

Management believes that its original disclosures are appropriate for the reasons enunciated in our response to Comment No. 6

8.

Please similarly address the comments above related to your disclosure controls and procedures as well as management’s report on internal control over financial reporting in your amended Form 10-Q for the quarter ended March 31, 2009.

Company’s response

As we believe that the same factors, conditions and conclusions apply to our disclosure controls and procedures as well as management’s report on internal control over financial reporting in our amended Form 10-Q for the quarter ended March 31, 2009 as enunciated in our response to Comment No. 6.

9.

Reference is made to Note 18 on Page F-296 on your Form 10-K. Please note that when data supplied differ from amounts previously reported on Form 10-Q filed for any quarter (e.g. correction of an error) you are required to reconcile the amounts given with those previously reported and describe the reason for the reason for the difference pursuant to Item 302(a)(2) of Regulation S-K. Please revise your footnote accordingly.

Company’s response

We have added the following verbiage and table to the end of Note 18 as follows:

As a result of a material error in measuring the loss upon disposition of Phoenix in March 2008, the loss from discontinued operations and the net loss were understated by $681,250 for the quarter ended March 31, 2008 and the net loss per share, basic and diluted, from discontinued operations and the net loss were understated by $0.03, respectively. The following table reconciles table reconciles the unaudited quarterly financial data for the first quarter of the year ended December 31, 2008 as previously reported to the restated amounts.

	First Quarter of the Year Ended December 31, 2008
	As Originally Reported	Adjustments	As Restated
Continuing operations
Net revenues	$ 2,255,824	$ --	$ 2,255,824
Operating (loss)	(235,355)	--	(235,355)

(Loss) from continuing operations	(177,407)	--	(177,407)
(Loss) from discontinued operations	(119,274)	(681,250)	(800,524)
Net (loss)	$ (296,681)	$ (681,250)	$ (977,931)

(Loss) per share – basic:
(Loss) from continuing operations	$ (0.01)	$ 0.00	$ (0.01)
(Loss) from discontinued operations	(0.01)	(0.03)	(0.04)
Net (loss)	$ (0.02)	$ (0.03)	$ (0.05)

(Loss) per share – diluted:
(Loss) from continuing operations	$ (0.01)	$ 0.00	$ (0.01)
(Loss) from discontinued operations	(0.01)	(0.03)	(0.04)
Net (loss)	$ (0.02)	$ (0.03)	$ (0.05)

If you any further questions or comments on the material provided, please contact me.

Sincerely,

/s/Edward B. Rudner
Chief Executive Officer, Principal Accounting Officer and Chairman of the Board of Directors

NOTE 3 - RESTATEMENTS AND REVISIONS

Management and the Audit Committee of its Board of Directors concluded that the Company’s 2008 financial statements should be restated due to an error relating to the accounting for its disposition of Phoenix International Publishing LLC ("Phoenix") in March 2008, in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission (“SEC”) regarding the Company’s Annual Report on Form 10-K for fiscal 2008. Management and the Audit Committee of its Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

The Phoenix error was the result of a lack of consistency of methodology in determining the fair value of the shares of common stock of the Company received in consideration for the disposition of Phoenix with the methodology utilized in determining the fair value of the shares of common stock of the Company issued when Phoenix was acquired. The Company had determined the fair value of the Phoenix net assets acquired in August 2006 based on the market (fair) value of a share of the Company’s common stock, $1.125, for each of the 1,450,000 shares of common stock issued in connection with the acquisition. This was calculated by using the then trading price of the Company’s common shares of $1.50, discounted by 25% due to restrictions on their transfer and limited marketability. Upon the disposition of Phoenix in March 2008, the Company computed its loss on disposition of $58,382 based on the difference of the value of the 1,250,000 shares of the Company’s common stock received based on the value per share at time of acquisition, $1.125, and the fair value of the net assets of Phoenix at the time of disposition. As discussed in our original 10-K, at that time, the Company believed that it could not determine fair value of either the asset transferred (Phoenix) or the asset received (shares of the Company’s common stock), and therefore recorded cost was used to record the sale. The Company’s management and the Audit Committee of the Board of Directors with consideration to a comment letter received from the SEC has now determined that the use of the market value of the Company’s shares of common stock at the time of acquisition to compute the loss upon disposition of Phoenix was inappropriate. The computation should have been based on the market (fair) value per share at the time of disposition in March 2008, $0.58, a Level 1 input within the fair value hierarchy in accordance with Statement of Financial Accounting Standards No. 157- Fair Value Measurements, of the 1,250,000 shares of the Company’s common stock received resulting in a loss of $739,632. For tax purposes, the transaction was treated as split-off with no resulting tax consequences.

In addition, the Company is revising the accounting treatment for the conversion feature associated with the convertible debt issued in conjunction with the acquisitions of Thoroughbred Travel LLC and La Fern Inc. (“Notes”) in 2006. Value was assigned to the conversion feature of the Notes which resulted in an increase in goodwill and additional paid-in capital whereas no conversion feature value should have been assigned to the Notes. In addition to this Amendment No. 2 on Form 10-K/A, the Company will file concurrently Form 10-Q/A for the first quarter of 2009 and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009.

The Company had initially ascribed $67,611 to goodwill and additional paid-in capital representing the value of the conversion feature of the convertible notes (“Notes”) issued in conjunction with the acquisitions of La Fern, Inc and Thoroughbred Travel LLC in 2006. The purchase price of La Fern, Inc. was subject to audit which was completed in the first calendar quarter of 2007. The audit resulted in a reduction of purchase price, the face value of the convertible note and a corresponding reduction of $11,187, in goodwill and additional paid in capital, to the value ascribed to the conversion feature of the Notes in 2007. No value should have been ascribed to the conversion feature of the Notes. As a result, goodwill and additional paid-in capital were overstated by $67,611 as of December 31, 2006 and $56,424 as of December 31, 2007 and December 31, 2008, respectively. There was no impact on the Company’s consolidated statement of operations and related basic and diluted earnings per share for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively. There was no impact to cash used in operating activities, the net increase in cash and equivalents for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively or the balance of cash and equivalents as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively as result of these matters.

As a result of these adjustments, both the Company’s 2008 loss from discontinued operations and net loss were understated by $681,250. In addition, the Company’s accumulated deficit was understated by $681,250, additional paid in capital was understated by $624,826 and goodwill was overstated by $56,424 as of December 31, 2008. Finally, the Company’s loss per share from discontinued operations; both basic and diluted were overstated by $0.04 and net income per share; both basic and diluted were overstated by $0.04 for 2008. There was no impact on net cash used in operating activities, the net decrease in cash and equivalents for the year ended December 31, 2008 or the balance of cash and equivalents as of December 31, 2008.

The following table reconciles the Company’s December 31, 2008 consolidated balance sheet as previously reported to the restated amounts.

CONSOLIDATED BALANCE SHEET
	December 31, 2008
	As Originally Reported	Adjustments	As Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 1,693,447	$ --	$ 1,693,447
Accounts receivable, net	1,236,109	--	1,236,109
Deposits and prepaid items	733,000	--	733,000
Deferred tax asset, net	27,672	--	27,672
Total Current Assets	3,690,228	--	3,690,228
Restricted cash	63,000	--	63,000
Property and equipment, net	140,285	--	140,285
Intangible assets, net	1,116,613	--	1,116,613
Goodwill	1,754,279	(56,424)	1,697,854
Other assets	58,306	--	58,306
Total Assets	$ 6,822,711	$ (56,424)	$ 6,766,287

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 1,041,608	$ --	$ 1,041,608
Deferred revenue	1,989,929	--	1,989,929
Notes payable and capital lease obligations, current portion	120,287	--	120,287
Total Current Liabilities	3,151,824	--	3,151,824
Notes payable and capital lease obligations	131,609	--	131,609
Deferred tax liability	75,461	--	75,461
TOTAL LIABILITIES	3,358,894		3,358,894

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,725	--	1,725
Additional paid-in capital	4,392,963	624,826	5,017,789
Accumulated deficit	(905,243)	(681,250)	(1,586,493)
Treasury stock	25,628	--	25,628
TOTAL STOCKHOLDERS’ EQUITY	3,463,817	(56,424)	3,407,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,822,711	$ (56,424)	$ 6,766,287

The following table reconciles the Company’s consolidated statement of operations for the year ended December 31, 2008 as previously reported to the restated amounts:

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2008
	As Originally Reported	Adjustment	As Restated
Income from continuing operations	$ 614,178	$ --	$ 614,178
Discontinued operations:
Loss from discontinued operations of Phoenix International Publishing LLC, net of tax	(119,274)	(681,250)	(800,524)
Net income/(loss)	$ 494,904	$ (681,250)	$ (186,346)

Earnings/(Loss) per share – basic and diluted
Income from continuing operations	$ 0.03	$ . --	$ 0.03
Loss from discontinued operations	(0.01)	(0.05)	(0.05)
Net income/(loss)	$ 0.03	$ (0.05)	$ (0.01)

The following table reconciles the Company’s December 31, 2007 consolidated balance sheet as previously reported to the restated amounts.

CONSOLIDATED BALANCE SHEET
	December 31, 2007
	As Originally Reported	Adjustments	As Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 1,189,042	$ --	$ 1,189,042
Accounts receivable, net	1,053,556	--	1,053,556
Deposits and prepaid items	738,958	--	738,958
Current assets held for sale	504,088	--	504,088
Total Current Assets	3,487,309	--	3,487,309
Restricted cash	351,243	--	351,243
Property and equipment, net	127,548	--	127,548
Deferred tax asset, net	431,317	--	431,317
Intangible assets, net	988,466	--	988,466
Goodwill	1,754,279	(56,424)	1,697,854
Long lived assets held for sale	1,909,274	--	1,909,274
Total Assets	$ 9,049,436	$ (56,424)	$ 8,993,012

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 980,078	$ --	$ 980,078
Deferred revenue	2,384,720	--	2,384,720
Notes payable and capital lease obligations, current portion	427,686	--	427,686
Current liabilities held for sale	542,682	--	542,682
Total Current Liabilities	4,335,166	--	4,335,166
Notes payable and capital lease obligations	182,074	--	182,074
Non current liabilities available for sale	302,176	--	302,176
TOTAL LIABILITIES	4,819,416	--	4,819,416

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,849	--	1,849
Additional paid-in capital	5,628,318	(56,424)	5,571,894
Accumulated deficit	(1,400,147)	--	(1,400,147)
TOTAL STOCKHOLDERS’ EQUITY	4,230,020	(56,424)	4,173,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,049,436	$ (56,424)	$ 8,993,012

The following table reconciles the Company’s December 31, 2006 consolidated stockholders’ equity as previously reported to the restated amounts.

CONSOLIDATED STOCKHOLDERS’ EQUITY
	December 31, 2006
	As Originally Reported	Adjustments	As Restated
Stockholder’s equity
Preferred stock	$ --	$ --	$ --
Common stock	1,826	--	1,826
Additional paid-in capital	5,099,059	(67,611)	5,031,348
Accumulated deficit	(1,357,527)	--	(1,357,527)
Total stockholders’ equity	$ 3,743,358	$ (67,611)	$ 3,675,747